Exhibit 10.6

November 29, 2013

Hilarie Koplow-McAdams

Dear Hilarie:

I am very pleased to offer you a position with New Relic, Inc. (“Company”) on the following terms. Please contact Mark or me if you have any questions at all about this offer. When ready to execute, please sign the four places indicated. This offer is contingent on successful completion of a criminal background check.

1. Employment Duties. Your employment shall be with Company in the position of Chief Revenue Officer, reporting to me. You shall devote your full time, ability, attention, energy and skills solely and exclusively to performing all duties as assigned and delegated to you by Company. Notwithstanding the foregoing, you will be permitted to serve as an advisor or board member for other organizations, so long as these organizations are not competitive with the Company and your service does not conflict with your duties to the Company.

2. Start Date. If you accept this offer, your employment with Company shall begin on December 2, 2013, or other such date as is mutually agreed.

3. Salary and Bonus. In consideration for your services to Company, you will receive compensation of $12,500 twice a month (equivalent to an annual salary of $300,000). In addition, you will be eligible for a performance bonus, paid quarterly and targeted at $200,000 annually, based on individual, group and/or corporate goals to be determined during the first month of your employment. The Company shall withhold and deduct all federal and state income, social security and disability taxes as required by applicable laws.

4. Additional Benefits.

a.	Stock Option Grant. We will recommend to the Board an Employee Stock Option grant to purchase 850,000 shares of the Company’s Common Stock (the “Option”), with an exercise price equal to the fair market value of our Common Stock at the time of the grant, and vesting over four years. The actual quantity, pricing and vesting of your grant will be determined at the sole discretion of the Board. The Option will be governed in all respects by the terms of the Company’s 2008 Equity Incentive Plan, as amended (the “Plan”), and the related form of option agreement.

b.	Insurance. The Company’s benefits package includes health, dental, vision and life insurance. Additional details of insurance benefits shall be provided separately. Your insurance benefits start on the first day of the first full calendar month of employment.

c.	401(k) Plan. You will be eligible to participate in the Company sponsored 401(k) investment plan immediately upon starting employment.

d.	Holidays. Company paid holidays generally are: New Year’s Day, Presidents’ Day, Memorial Day, 4th of July, Labor Day, Thanksgiving, the Friday after Thanksgiving, and Christmas Day, plus two (2) annual floating holidays determined by Company.

e.	Business Expenses. You shall be entitled to reimbursement by Company for such customary, ordinary and necessary business expenses as are incurred by you in the performance of your duties and consistent with the policies of the Company.

f.	Severance Benefits.

a.	Salary.

i.	If the Company terminates your employment without Cause (as defined below) or you resign your employment for Good Reason (as defined below), in each case during the first 6 months of your employment with the Company, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”), and further provided that you remain in compliance with this offer letter agreement and within 60 days following the date of termination of your employment you provide to the Company an executed and effective general release of all claims in a form satisfactory to the Company (the “Release”), then the Company will pay you severance compensation equal to twelve (12) months of your base salary in effect as of your employment termination date, less payroll deductions and all required withholdings, which will be paid in a lump sum on the sixtieth (60th) day following your Separation from Service, provided the Release has become effective.

ii.

If the Company terminates your employment without Cause or you resign your employment for Good Reason, in each case after the first 6 mouths of your employment with the Company but before the first anniversary of the date you started employment with the Company, and provided such termination constitutes a Separation from Service, and further provided that you remain in compliance with this offer letter agreement and within 60 days following the date of termination of your employment you provide to the Company an executed and effective Release, then the Company will pay you severance compensation equal to your base salary in effect as of your employment termination date that you would have earned from the date of your termination or resignation through the date 18 months following the date you started employment with the Company, less payroll deductions and all required withholdings, which will be paid in a lump sum on the sixtieth (60th) day following your Separation from Service, provided the Release has become effective.

iii.	If the Company terminates your employment without Cause or you resign your employment for Good Reason, in each case after the first 12 months of your employment with the Company but before the first anniversary of the date you started employment with the Company, and provided such termination constitutes a Separation from Service, and further provided that you remain in compliance with this offer letter agreement and within 60 days following the date of termination of your employment you provide to the Company an executed and effective Release, then the Company will pay you severance compensation equal to six (6) months of your base salary in effect as of your employment termination date, less payroll deductions and all required withholdings, which will be paid in a lump sum on the sixtieth (60th) day following your Separation from Service, provided the Release has become effective.

“Cause” for termination means your: (i) conviction or nolo contendre plea of any felony, or any crime involving dishonesty or moral turpitude; (ii) intentional participation in any material fraud against the Company; (iii) intentional breach of any fiduciary duty to the Company; (iv) persistent unsatisfactory performance of material duties after receiving written notice and a reasonable opportunity to cure (if deemed curable by the Company in its reasonable discretion), which will in no event be more than 30 days following written identification of the unsatisfactory performance in reasonable detail; (v) intentional and material damage to any material property of the Company; (vi) intentional and material breach of any written agreement with the Company or of any written Company policy, including but not limited to any agreement regarding confidentiality of Company information; (vii) conduct that in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve; (viii) incapacity to perform the essential functions of the job for a period of 90 calendar days, or for at least 65 business days within a 12-month period, provided, that the Company will act upon this clause only in compliance with all applicable laws; or (ix) death.

“Good Reason” for resignation shall mean your written notice to the Company, within 20 days after the occurrence (in each case without your prior consent) of one of the following events, that you intend to terminate your employment for any of the following reasons, if not cured within a reasonable time: (i) the Company’s assignment to you of any duties or responsibilities that, when considered together with all of your ongoing duties and responsibilities, would result in the material diminution of your duties and responsibilities; provided, however, that neither (A) a change in title, nor (B) the acquisition of the Company and conversion of the Company to a subsidiary, division or unit of the acquiring corporation, and reasonable accompanying job changes, will by themselves result in such diminution; (ii) a reduction of your annual base salary or material reduction in your Company-sponsored benefits, except to the extent the base salaries or benefits of other executives of the Company are similarly reduced; or (iii) relocation of your principal office to a location outside San Francisco County, San Mateo County, or Santa Clara County.

b.	Option Acceleration. Subject to Section 4(g)(b) below, if the Company terminates your employment without Cause or you resign your employment for Good Reason, the Company will accelerate the vesting of the Option such that (i) if the termination or resignation occurs during the first 12 months of your employment, 25% of the shares subject to the Option will be deemed immediately vested and exercisable as of the date of your Separation from Service, or (ii) if the termination or resignation occurs after the first 12 months of your employment, a number of shares subject to the Option will be deemed immediately vested and exercisable as of the date of your Separation from Service equal to the amount that would have vested in the six months following the Separation from Service.

c.	Other Termination or Resignation. In the event that your employment is terminated by the Company for Cause or by you for any reason other than Good Reason, then you will no longer vest in the Option, all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and you will not be entitled to any severance benefits, including (without limitation) any severance payment or the vesting acceleration. In addition, you will promptly resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

g.	Change in Control Benefits.

a.	Single Trigger. If there is a Change of Control (as defined in the Plan), then the vesting of the Option shall be accelerated such that (i) if the Change of Control occurs during the first 12 months of your employment, 25% of the shares subject to the Option will be deemed immediately vested and exercisable as of the date of the closing of the Change in Control or (ii) if the Change of Control occurs after the first 12 months of your employment, a number of shares subject to the Option will be deemed immediately vested and exercisable as of the date of the closing of the Change in Control equal to the amount that would have vested in the six months following the Change in Control.

b.	Double Trigger. If the Company terminates your employment without Cause or you resign your employment for Good Reason, in each case within 18 months following a Change of Control, and provided such termination constitutes a Separation from Service, and further provided that you remain in compliance with this offer letter agreement and within 60 days following the date of termination of your employment you provide to the Company an executed and effective Release, then in addition to the severance benefits set forth in Section 4(f), 100% of the shares subject to the Option will be deemed immediately vested and exercisable as of the date of such termination or resignation.

h.	Code Section 409A. Notwithstanding any provision to the contrary in this offer letter agreement, if you are at the time of your Separation from Service a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then, to the extent delayed commencement of all or any portion of the benefits and payments to which you are entitled under this offer letter agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, including, without limitation, any separation payments or benefits payable under Section 4(f)-(g), such benefits and payments shall not be paid to you until the earlier of (a) the first business day following the expiration of the six (6)-month period following your Separation from Service or (b) the first business day following the date of your death. If the payment of any such amounts is delayed as result of the previous sentence, then upon the expiration of the applicable period, the cumulative amount of all such payments that would have otherwise been payable to you shall be paid in a single lump sum to you (or your estate or beneficiaries, if applicable), without interest, and any remaining payments due under this offer letter agreement shall be paid as otherwise provided herein. For purposes of Section 409A of the Code and the Department of Treasury regulations issued thereunder, your right to receive the payments and benefits payable pursuant to the Agreement shall be treated as a right to receive a series of separate payments and accordingly, each payment shall at all times be considered a separate and distinct payment.

i.	Parking. The Company will obtain a parking space in the garage of the building where your primary office is located and reserve it for your use, provided that you pay the cost to the Company of the parking space.

j.	Car Service. The Company will cover car service expenses for you up to three times per week from your home to your primary office during peak work periods.

k.	Travel. When required to travel by airline for business, you will be permitted to fly business class.

5. Proprietary Information and Inventions; Other Agreements. As a condition of your employment with Company, you shall execute, at the same time as this agreement, the Proprietary Information and Inventions Agreement attached as Exhibit A and incorporated herein by this reference. Also, as a condition to your receiving the Option, you will become party to the Company’s existing Amended and Restated Voting Agreement and the Company’s existing Amended and Restated Right of First Refusal and Co-Sale Agreement, copies of which have been provided to you for your review.

6. At-Will Employment. Your employment with Company is entirely voluntary for both parties and either you or Company may conclude the employment relationship at any time, and for any reason or for no reason at all. Also, Company retains its discretion to make all other decisions concerning your employment (e.g. demotions, transfers, job responsibilities, compensation or any other managerial decisions) with or without good cause. This “at will” employment relationship can only be modified in writing by the CEO of Company. This paragraph 6 contains the entire agreement between you and Company regarding the right and ability of either you or Company to terminate your employment with Company.

7. Representation and Warranty. You represent and warrant to us that the performance of your duties for the Company will not violate any agreement with or trade secrets of any other person or entity and that your duties for the Company, unless we are notified in writing in advance, will not be limited or restricted by any other agreements or understandings between you and other persons or companies. You specifically agree to ensure that you do not use or infringe on the confidentiality or intellectual property rights of any previous employer. You agree to indemnify the Company against a breach of the representations and warranties in paragraph 7.

By signing this letter, you further agree that all disputes, claims or causes of action arising out of or relating to this letter agreement, your employment with Company, or the termination thereof, shall be submitted to final and binding arbitration before the American Arbitration Association (“AAA”) in accordance with the rules and procedures of the National Rules for the Resolution of Employment Disputes established by the AAA.

This letter, together with your Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your employment agreement with Company. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

This offer will expire on November     , 2013.

By so signing, you acknowledge that you have received no inducements or representations other than those set forth in this letter that caused you to accept this offer of employment.

We look forward to your favorable reply, and to a productive and enjoyable working relationship.

Very truly yours,

/s/ Mark J. Sachleben

Lewis Cirne	Mark J. Sachleben
Founder & CEO	CFO

Offer Accepted:

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

29-NOV-2013
Date

cc:	New Relic Board Of Directors